Exhibit 99.1

Inspira™ Announces Israeli Innovation Authority Grant for New VORTX™ Disposable Blood Oxygenation Technology

Inspira’s VORTX is a potential frontrunner in the $4 billion disposable blood oxygenator market

Ra’anana, Israel, November 6, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company dedicated to transforming the multi-billion-dollar acute respiratory care market with the INSPIRA ART medical device line, is pleased to announce the recent approval of a grant from the Israeli Innovation Authority (IIA) for the groundbreaking VORTX™ Disposable Blood Oxygenation Technology.

At the core of the Company’s technology lies the VORTX Disposable Blood Oxygenator, specifically being designed for compatibility with the INSPIRA ART Device line of products. Distinguishing itself from conventional hollow fiber membrane-based oxygenators in the market, the VORTX is being engineered to oxygenate blood and remove carbon dioxide, mitigating common fiber-membrane complications, such as device failure, coagulation, and hemolysis.

The VORTX Disposable Blood Oxygenator addresses a vast $4 billion perfusion disposable market within the medical devices and applications sector. It applies to various types of critical medical equipment, including cardio-pulmonary bypass devices, heart-lung machines and extracorporeal membrane oxygenation. From a business perspective, VORTX's disposable unit is being strategically designed to potentially offer a more cost-effective alternative to the fiber-based oxygenators currently available in the market.

This grant underscores the IIA’s endorsement of the Company and its new cutting-edge solutions. The IIA has committed to supporting the VORTX development project by granting funds equivalent to 40% of the first year IIA-approved budget of $1 million.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies has a clear mission to revolutionize acute respiratory care through innovation. We aim to develop medical technologies and products that prevent the need for mechanical ventilation. Empowering breathing without lungs, the flagship INSPIRA ART500 is designed to boost blood oxygen saturation levels in minutes, even as the patient remains awake. We strive to deliver blood circulation technology alongside AI-driven monitoring and analytics to create patient-centric and data-driven solutions that enhance patient outcomes and improve hospital efficiency. Through our continuous efforts, we aim to reshape the future of extracorporeal treatments to create a better healthcare experience for patients worldwide. The Company’s products have not yet been tested or used in humans and have not been approved by the Food and Drug Administration (FDA) or any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under U.S. federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only. They are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its VORTX Disposable Blood Oxygenator and that the VORTX Disposable Blood Oxygenator is a potential frontrunner in the $4 billion disposable blood oxygenator market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management. They are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-074

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